Filed by Five9, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Five9, Inc.

Commission File No.: 001-36383

Date: July 19, 2021

This filing relates to the proposed merger of Five9, Inc., a Delaware Corporation (“Five9”), with Summer Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Zoom Video Communications, Inc., a Delaware corporation (“Zoom”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 16, 2021, by and among Zoom, Merger Sub and Five9.

Zoom Acquisition: Five9 Master FAQ

Contents

Employee FAQ and Talking Points	2

Background	2

Social Media and Sharing Guidelines	3

Standard Drawer Statement	3

General Employee Questions	4

People, Culture and Benefits	6

Employee FAQ and Talking Points

Background

Below are a set of FAQs and talking points related to the announcement made on July 18, 2021, regarding the acquisition of Five9 by Zoom. As more information becomes available, the following Slack channel will be periodically updated: #ZoomAcquisition so please keep checking back.

Note:

•

Announcement Date – the announcement date is July 18, 2021. This is the day that Zoom announced it had entered an agreement to acquire Five9. Please see https://www.globenewswire.com/news-release/2021/07/19/2264531/0/en/Zoom-to-Acquire-Five9.html for the press release of the announcement.

•

Transaction Close (or sometimes referred to as close) – this is the timeframe in which we expect to close the transaction, aka complete all the regulatory approvals, and are allowed to start operating as a wholly owned subsidiary of Zoom. Until that date, we must remain two separate companies and operate independently.

How will you keep us informed?

We are working to keep you as informed as possible and help answer your questions. We will update this FAQ and will share it in the AskEstaff Slack channel. We will host periodic all employee calls and post updates via Slack at #ZoomAquisition to keep the lines of communication open.

My question is not covered in this FAQ, what should I do?

As is common in these types of transactions, we won’t be able to provide many more details until after we close. Please make sure to use the multiple channels available to you to ask questions—your manager, HR partner, Slack, and the Human Resources alias. If you are a people manager gathering questions from your team, please send your consolidated list to HR.US@five9.com or the #askhr Slack channel. We will collect your top-of-mind questions and work to get detailed answers and updates to you at the close of the transaction or as decisions are determined. Thank you for your patience!

Social Media and Sharing Guidelines

•	It is OK to retweet or share official Five9 posts from the following official Five9 social media accounts.

•	@Five9 Twitter

•	@Five9_EMEA

•	Five9 LinkedIn

•	Five9 Facebook

•	Five9 Instagram

•	Five9 YouTube

•	It is NOT OK to create or post original content or business judgement or to speculate in the public domain about what you think will happen as part of the transaction close and integration.

•	It is NOT OK to like, comment on, repost, retweet, or share media reports or news about the transaction.

•	If you get approached by partners, media, or others to comment on the transaction please refer them to media@five9.com

•	If you have any questions or are ever unsure – please ping #Five9ExternalComms on Slack and the marketing team will help provide additional guidance.

Note: Communication from Five9 (including its employees) about the transaction is regulated by securities laws. As a result, it must be pre-approved by the Five9 legal team and may need to be publicly filed. This includes something as simple as a tweet or comment or other interaction online. So please err on the side of caution and instead leverage the pre-approved posts that will be uploaded to Bambu, our social media amplification tool, to share your excitement.

Standard Drawer Statement

Five9’s mission will not change, and, after close, we are confident in our team’s ability to accelerate and lead through change. We are excited by the opportunity ahead and remain fully committed to our employees, customers, and partners throughout the transition and beyond.

General Employee Questions

What was announced?

Today Zoom, a leading communications platform, announced it had entered into a definitive agreement to acquire Five9, a Contact Center as a Service (“CCaaS”) pioneer and provider of the industry’s first intelligent cloud contact center. Combining Five9’s CCaaS solution with Zoom’s broad communications platform will transform how enterprises engage with their customers, building the customer engagement platform of the future.

The transaction is valued at approximately $14.7 billion and is subject to approval by Five9 stockholders. The transaction, which is subject to customary regulatory approvals is expected to close in the first half of calendar year 2022.

Why did Zoom want to acquire Five9?

A combination with Five9 is a natural extension of Zoom’s platform, as they look to provide enterprise customers with best in breed communications solutions and experiences for running their businesses and connecting with customers.

Why is this the right time to sell?

1.	We see significant opportunity for us as a combined company.

2.	By joining forces as best-of-breed platforms it will enable to us to cross sell Zoom Phone and Five9 contact center solutions into large existing customer bases on both sides.

3.

Finding the right partner was important to us and we know that our organizations each share a common culture of obsession with customer happiness — our collective focus and drive will be instrumental as we move forward.

4.	Lastly, this is a stock-for-stock deal, which means that you can continue to participate in the significant growth opportunity of the combined entity.

What does this mean for me?

Joining Zoom represents a great opportunity to accelerate our ability to accomplish our mission and for you to continue to be a key part of driving that success. Both companies are committed to creating a workplace and environment where everyone feels valued, heard and included. We will continue operations as normal. Until close, your day-to-day responsibilities and manager will remain unchanged. Keep in mind that until close, it is business as usual, and we remain separate companies operating independently.

Why is Zoom attracted to the contact center space?

•

Zoom is built on a core belief that robust and reliable communications technology enables interactions to build greater empathy and trust, and believe that holds particularly true for customer engagement.

•

Enterprise companies primarily communicate with their customers through the contact center, and this acquisition creates a leading customer engagement platform that will redefine how companies of all sizes engage with their customers.

Why is a combined UCaaS / CCaaS offering a great option for our customers?

•

Combining Five9’s Contact Center as a Service (“CCaaS”) solution, which has embedded AI and Automation, with Zoom’s broad communications platform will transform how enterprises engage with their customers, creating the intelligent contact center of the future.

•

Together, we expect to offer the very best customer engagement solution, enabling our customers to deliver the best service, via voice or digital, anytime and anywhere, powered by Zoom’s ‘ease-of use’ philosophy and broad communication portfolio.

How will the integration work?

•

The transaction is subject to approval by Five9 stockholders, the receipt of required regulatory approvals and other customary closing conditions. Until we close, it is business as usual, and we remain separate companies operating independently.

•	The transaction close is expected to occur in the first half of 2022.

•

During this time, we should all continue to focus on maintaining the momentum we have been building so far in 2021, focusing on our customers, growing our partner network and making sure all our employees are engaged and motivated.

•	Once the transaction has closed, Five9 will become a wholly owned subsidiary of Zoom and the work to integrate the two companies will begin.

•

Upon close, Five9 will continue to be led by Rowan and will continue its mission to enable practical AI & Automation, persistence and personalization to help scale customer engagements and reimagine CX.

•

Integration planning must go through formal integration planning teams only and Five9 must continue to operate as an independent company until close, including exercising its own judgement and continuing to pursue customers and opportunities.

•	We will make sure to keep you informed as we move along via All Employee Meetings, regular e-mail updates and posts to the #ZoomAcquisition Slack channel.

Does this change our priorities as a company?

No, our priorities remain the same. We want to continue to lead innovation and growth in the cloud contact center space and grow our opportunity around the Digital Workforce, practical AI and Automation, as well as remaining focused on delivering value for our customers.

What does this mean for our other UC partners, will we stop selling them?

No. An open partner ecosystem is a key benefit of Zoom, as it drives innovation and ensures customers have more choice and flexibility to meet their unique needs. As such, there should be no change with our GTM efforts with other UC partners such as Nextiva, Mitel, Microsoft Teams and others. We should continue to ensure that customers who are leveraging these integrations feel fully supported and informed.

For those partners who might reach out, please let them know that we plan to continue to support them and our joint customers and if any circumstances change, we will work with them to adjust our GTM accordingly and communicate as transparently as possible. They can also send any questions to questions@five9.com

People, Culture and Benefits

What is Zoom’s Culture?

Many of you have heard Eric Yuan speak at our Sales Kick Off in the past and heard about the Zoom culture. Zoom’s values, like Five9’s, are based on putting customers and employees first and ensuring that there is an environment where teams can be successful and show a bias for action while acting with integrity and humility.

Will my role/title/salary change? What about my manager? My teammates?

Until close, it is business as usual and we remain separate companies operating independently. So, in the short term, no, there will be no changes., Long term, possibly. Any changes will be communicated as quickly and transparently as possible.

What will the future org structure look like?

From now until closing, we will continue to operate independently as two separate companies. After closing, there may be org structure changes, but nothing is solidified yet and things will evolve as we plan for integration.

What will be the process for role and compensation mapping?

This will be a subject for integration planning as we get closer to close. We will share information once the work is complete. Any changes will be discussed in a transparent manner.

Will there be changes to my benefits?

We understand the importance of maintaining stability in your benefits for you and your families. Until close, we remain separate companies and operate independently. We will continue to work closely with the Zoom HR and benefits team on any changes that may occur post day 1. Any updates will be communicated in a transparent and timely manner.

Will this impact my 2021 MBOs (non-sales roles)?

Assuming closing does not occur in 2021, no, your MBO’s for the 2H will remain the same as previously agreed with your manager. New MBO’s will be created for FY22 if the transaction has not closed by the first half of calendar year 2022.

Will this impact my 2021 compensation (sales roles)?

Assuming closing does not occur in 2021, compensation plans will not change for the remainder of Fiscal Year 2021. If transaction close does not occur in the first half of calendar year 2022, as part of FY22 planning, new compensation plans will be rolled out as we have done in prior years.

What about my RSUs?

At the closing, each outstanding Five9 RSU award held by a then-current employee will be assumed by Zoom and converted automatically into a Zoom RSU award, by multiplying the total number of shares underlying the award by an exchange ratio specified in the merger agreement (the “Exchange Ratio”), rounding to the nearest whole share. Each Zoom RSU award will otherwise be subject to the same vesting terms and conditions as the corresponding Five9 RSU award.

What about my stock options?

At the closing, each Five9 option that is outstanding and unexercised and held by a then-current employee will be assumed by Zoom and converted automatically into an option to purchase shares of Zoom Class A Common Stock, and the number of underlying shares and the per-share exercise price of each Zoom option will be determined based on the Exchange Ratio. Each Zoom option will otherwise be subject to the same vesting terms and conditions as the corresponding Five9 option.

Specifically, (i) the number of shares underlying each Zoom option will be calculated by multiplying the number of shares subject to the corresponding Five9 option immediately before closing by the Exchange Ratio, rounding down to the nearest whole share, and (ii) the per share exercise price of each Zoom option will be calculated by dividing the exercise price of the corresponding Five9 option by the Exchange Ratio, rounding up to the nearest whole cent.

What about the Employee Stock Purchase Plan?

After the end of the current offering period, no new offering periods will begin (and if the closing of the merger occurs before the end of the current offering period, the current offering period will be shortened to a date before the closing). No employee who is not currently a participant in the Five9 ESPP may become a participant, and no participant may increase the percentage amount of his or her current payroll deduction election. The Five9 ESPP will terminate upon the closing of the merger. Eligible employees will be able to participate in the Zoom ESPP following closing.

When does the Trading Window open? Can I buy or sell Five9 stock?

The trading window is currently closed since we have not released our second quarter results. We plan to release our second quarter results on or before August 5. Once released, the trading window will be re-opened.

What about folks who received a “Special Blackout” notice? When can I trade if I received a “Special Blackout” notice?

Anyone who received a notice that they are covered under a Special Blackout, will not be able to trade until the Form S-4 Registration Statement and Proxy Statement is filed (expected to be within 30 days of signing (August 18 or sooner). At that time (on or about August 18), we will determine whether there is any sensitive information that should require the blackout to continue for all or some of the folks currently notified as being under the Special Blackout. More often than not trading for all relevant folks typically continues once the Form S-4 Registration Statement and Proxy Statement is filed and information available to the public.

Will we be moving offices?

There are no plans to consolidate offices at this time.

Does this impact my ability to work remotely?

No, employees are still welcome to work remotely and should work with their manager to align on what makes most sense for them and the business. Once our offices are able to accommodate additional capacity (as COVID restrictions are lifted), employees should coordinate with their managers on expectations around coming into the office.

Forward-Looking Statements

This communication contains forward-looking information related to Five9, Zoom and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction for Five9, Zoom and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Five9 or Zoom, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Five9 to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Five9’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Five9’s common stock or on Five9’s operating results; the impact of significant transaction costs and unknown liabilities on Five9’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Five9’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s businesses and general economic conditions; the impact of geopolitical events; Five9’s ability to attract new clients or sell additional services and functionality to our existing clients; failure to manage our growth effectively; failure to adequately retain and expand Five9’s sales force; failure to manage technical operations infrastructures; failure to successfully maintain, grow and manage strategic relationships; failure to effectively develop, manage, and maintain network of master agents and resellers; adverse economic conditions; the effects of the COVID-19 pandemic have materially affected how Five9, its clients and business partners are operating, and the duration and extent to which this will impact Five9’s future results of operations and overall financial performance remains uncertain; security breaches and improper access to or disclosure of Five9’s data or its clients’ data, or other cyber attacks on its systems; potential future acquisitions or dispositions; the markets in which we participate involve numerous competitors and are highly competitive; terminate or reduction of subscriptions and related usage by existing clients; demands of larger organizations that Five9 may not offer which could delay or prevent such sales and harm Five9’s growth rates, business and operating results; failure by third party telecommunications and internet service providers to provide reliable services; the contact center software solutions market is subject to rapid technological change; failure to comply with laws and regulations; and risks attendant to our convertible senior notes and increased debt levels.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Five9’s and Zoom’s respective periodic reports and other filings with the SEC, including the risk factors identified in Five9’s and Zoom’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The forward-looking statements included in this communication are made only as of the date hereof. Five9 assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Zoom intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Five9 and that also constitutes a prospectus of Zoom (the “proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be delivered to stockholders of Five9. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF FIVE9 AND ZOOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) and other documents filed by Five9 and Zoom with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.five9.com/. Copies of the documents filed with the SEC by Five9 will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.zoom.us/.

Participants in the Solicitation

Five9 and Zoom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Five9 and Zoom using the sources indicated above.